--U.S. Securities and Exchange Commission--

                             Washington, D.C. 20549

                                   FORM 10-SB/A

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1934


                        WESTNET COMMUNICATION GROUP, INC.
          -------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                                     Nevada
                             ----------------------
                            (State or Jurisdiction of
                         Incorporation or Organization)


                                   82-0441332
                              ---------------------
                                (I.R.S. Employer
                               Identification No.)


               2921 N. Tenaya Way, Suite 316, Las Vegas, NV 89128
               --------------------------------------------------
                     (Address of principal place of business
                     or intended principal place of business.)


                                  702-947-4877
                                 ---------------
                         (Registrant's Telephone Number)

        Securities to be registered pursuant to Section 12(b) of the Act

         Title of Each Class                   Name of Each Exchange on Which
         to be so Registered                   Each Class is to be Registered
         ---------------------                  -----------------------------
                 N/A                                          N/A

              Securities to be registered pursuant to Section 12(g)
                                  of the Act:

                              Common, Voting Stock

                                     PART 1

ITEM 1. DESCRIPTION OF BUSINESS.

The registrant was incorporated in the State of Nevada on October 14, 1999, for the purpose of developing and operating a special interest worldwide web site community. Prior to implementation of the Company's business plan, however, management determined that its capital resources were inadequate to succeed in its plan, and the plan was abandoned. By majority shareholder resolution, the Company undertook to investigate possibilities for investing in an existing business enterprise, or forming a business combination with an operating company of some sort. To date, the Company has not been successful in locating such a venture or company, and there is no assurance that it will be successful in the future.

The Company has not established any particular parameters or guidelines as to the type, nature, suitability or any other characteristics of any business or company which it may seek to acquire, invest in or form a business combination with. The Board of Directors will accept proposals from its members, and perform or cause to be performed only such investigation and evaluation as it deems necessary and appropriate before deciding whether and on what terms an acquisition or combination, if any, will be effected. No member of the Board has any particular experience or expertise in performing such evaluations, or in negotiating such mergers and acquisitions. Accordingly, there can be no assurance when, if ever, the Company will be generate revenues or earn profits.

In furtherance of its current business plan, the company has undertaken to register its outstanding securities pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Act"). The Company is informed and believes, although there can be no assurance, that its ability to attract and successfully negotiate a business combination with an operating company may be enhanced by so registering. Accordingly, the Company has entered into an agreement with a consulting firm for services in connection the filing of a registration statement (Exhibit 10.(I)).

The Company has not filed bankruptcy, been in receivership, or been involved in any similar proceedings. The Company has not been involved in a purchase or sale of a significant amount of assets not in the ordinary course of business or otherwise. The Company has had no sales or revenues, and it currently has no products or services. Accordingly, there is no backlog of orders, nor dependence on any one or few large customers. The company is not subject to any industry-specific government regulation, nor does it need government approval for any of its operations. The Company has made no significant expenditures on research and development during the most recent fiscal year or interim period. The company maintains an office at 2921 N. Tenaya Way, Suite 216, Las Vegas Nevada 89128 which it shares with other business entities.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company has no specific plans to raise additional capital within the next twelve months. The Company has abandoned its original business purpose and is currently engaged in no business activity other than its search for a suitable business or investment opportunity. Management considers current cash resources to be adequate to sustain it during its search. It is conceivable, but not certain, that the Company may consider additional financing options once it identifies a desirable business or investment opportunity. However, it is impossible to determine the nature or size of such financing unless or until the need actually arises.

The Company has no current plans to purchase or sell any significant assets, make any expenditures for product research and development, or change the number of employees or the nature of their relationships to the Company.



ITEM 3.  DESCRIPTION OF PROPERTY

The company does not own or lease any property. The company maintains an office at 2921 N. Tenaya Way, Suite 216, Las Vegas, Nevada 89128, which it shares with other businesses.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following constitute all of the individuals or groups known by the company to be the beneficial owner of more than five (5) percent of any class of the issuer's securities:

                       Name and Address of   Amount and Nature of     Percent
Title of Class          Beneficial Owner     Beneficial Ownership     of Class
- --------------          ----------------     --------------------     --------

Common Stock ...........Transint Holdings and   800,000 shares         45.7
                        Consultancy, Inc.
                        328 Bay Street
                        Nassau, Bahamas
                        c/o Melanie Scott
                        750 Royal Crest Cir.
                        No. 325
                        Las Vegas, NV  89109

Common Stock ...........Kidakus Consulting,      300,000 shares         17.1
                        Ltd.
                        2921 N. Tenaya Way
                        Suite 216
                        Las Vegas, NV  89128

Common Stock ...........Corporate Capital        300,000 shares         17.1
                        Formation, Inc.
                        2921 N. Tenaya Way
                        Las Vegas, NV 89128

Common Stock ...........Connie S. Ross           200,000 shares         11.4
                        2902 La Mesa Drive
                        Henderson, NV  89014

Common Stock ...........Elizabeth A. Sanders     100,000 shares          5.7
                        (Officer and Director)
                        2921 N. Tenaya Way
                        Suite 216
                        Las Vegas, NV  89128

The following are all of the officers and directors of the issuer who are beneficial owners of the issuer's securities:

                       Name and Address of   Amount and Nature of     Percent
Title of Class          Beneficial Owner     Beneficial Ownership     of Class
- --------------          ----------------     --------------------     --------

Common Stock ...........Elizabeth A. Sanders     100,000 shares          5.7
                        (Officer and Director)
                        2921 N. Tenaya Way
                        Suite 216
                        Las Vegas, NV  89128

Common Stock ...........Kristy B. Warren          25,000 shares          1.4
                        (Officer and Director)
                        2921 N. Tenaya Way
                        Suite 216
                        Las Vegas, NV  89128

Common Stock ...........Nancy J. Cooke            25,000 shares          1.4
                        (Officer)
                        2921 N. Tenaya Way
                        Suite 216
                        Las Vegas, NV  89128


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Ms. Elizabeth A. Sanders is President and a Director of the Company. She has been an active professional working in developmental psychology and special education for over 20 years. During the past 14 years she has worked as a contract psychologist for the Clark County (Nevada) School District, with specialization in early childhood. She holds a Bachelor of Science Degree in Education, a Master of Science Degree in Special Education, School Psychologist Certification from the National Association of School Psychologist, and various professional qualifications. For the foreseeable future, Ms.Sanders will devote as much time to the development of the business as she deems warranted and as is practical, to an estimated maximum of about 25 hours per week.

Ms. Nancy Cooke-Wilcox, who serves as Secretary to the Corporation, is an accomplished writer who has written twenty original plays, of which ten were first-place winners in various playwriting competitions and produced at theaters in the Salt Lake City area. Since 1996 she has concentrated her work hours on writing projects. Previously she gained extensive work history in service oriented and "people oriented" professional employment, working from 1994 to 1996 for the Utah State Office of Rehabilitation in the Supported Employment Unit for Disabled Workers, and from 1990 to 1993 for Weber State University in Learning Support Services assisting at-risk entry-level students during their first year at college. Ms. Cooke-Wilcox worked 19 years at the Salt Lake City Police Department, serving in several capacities including Administrative Secretary to the Chief of Police. She holds a Bachelor of Science Degree in Psychology/Sociology, a Master of Fine Arts in Theatre/Playwriting, and a Ph.D. in Theatre/Playwriting. For the foreseeable future, Ms. Cooke-Wilcox will devote as much time as she deems warranted and as is practical to the development of the business, up to an estimated maximum of about 20 hours per week.

Ms. Kristy B. Warren serves as Treasurer/CFO and a Director for the Company. Ms. Warren retired from a supervisory position for Centel Telephone in 1997, and has served five years as a Director for Investment Management Associates, a financial consulting firm. For the foreseeable future, Ms. Warren will devote as much time as she deems warranted and as is practical to the development of the business, up to an estimated maximum of about 25 hours per week.

Transint Holdings and Consultancy, Inc. ("Transint"), is a Nassau-based investment company with correspondent offices in Las Vegas, Nevada. Dennis Sutton is President, Director, and holder of ten percent (10%) of the outstanding shares of Transint. None of the officers or directors of Transint has any other relationship with the registrant.

Kidakus Consulting, Inc. ("Kidakus"), is a Nevada small business investment firm. Mr. Gary Grieco is President and Director, and owns twenty-five percent (25%) of the outstanding shares of Kidadus. None of the officers or directors of Kidakus has any other relationship with the registrant.

Corporate Capital Formation, Inc. ("CCF"), serves as independent consultant to the Company in matters relating to the preparation and filing of this registration statement, corporate governance and business planning, and related matters. A copy of the Consulting Agreement between the Company and CCF is attached as Exhibit 10 to this registration statement.

Among other activities, CCF serves as statutory resident agent for a large number of Nevada corporations, including the registrant and Kidadus. While CCF's office address is the same as the respective registered office addresses for the latter two companies, there is no commonality of control or other relationship between or among the three companies except as specifically stated in this registration statement.

ITEM 6.  EXECUTIVE COMPENSATION

To date, no remuneration has been paid to any officer or director, except reimbursement for direct out-of-pocket expenses incurred by them on behalf of the Company. No plan currently exists to implement executive or director compensation. The Company's directors and executive officers currently devote less than ten percent of working hours to the affairs of the Company.

The issuer is not a party to any employment contracts and does not pay consulting fees to officers or directors. No cash or other advances have been or are contemplated to be made to any officer or director. The Issuer has no retirement, pension, profit sharing or stock option plans or insurance or medical payment plans covering any officer or director, nor does it contemplate initiating any such plans at present.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since inception there have been no transactions between the issuer and any related party, nor any transactions having a material effect on any related party.

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The company is authorized 25,000,000 shares of voting common stock, par value $.001 per share, of which 1,750,000 shares have been issued and are outstanding. The shares carry one vote per share and have no pre-emptive rights, terms of conversion, sinking fund provisions, or liquidation rights, and cumulative voting for directors is denied. Once subscribed and paid, the shares are fully paid and non-assessable by the Issuer. The shares have rights to participate in dividends and other distributions if, as, and when declared by the Board of Directors. The rights of the shareholders may not be modified otherwise than by a vote of a majority or more of the shares outstanding, voting as a class.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's shares have never traded, and there exists no public trading market for the shares. The Company has twenty-seven (27) shareholders, including officers, directors and control persons. The company has never paid a dividend, nor does it intend to do so in the foreseeable future. There are no restrictions on the power of the Board of Directors to declare and pay dividends.

No securities are currently being offered for sale, nor are there outstanding any options, rights, warrants to purchase, or securities convertible into, the common equity of the Registrant.

ITEM 2.  LEGAL PROCEEDINGS

There are no legal proceedings either pending or threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES:

On October 14, 1999, the Company issued 450,000 shares of its common stock to officers, directors and consultants, the consideration for which was various services to the Company, and 300,000 shares to an investor, Kidakus Consulting, Ltd., for cash. On December 1, 1999, 1,000,000 shares of common stock were sold to two private investors for $0.05 per share. All of the shares were issued pursuant to the exemption authority provided in Section 4(2) of the Securities Act of 1933, as amended, and are therefore subject to certain restrictions on transfer until such time as this or some other registration statement has become effective with respect to the shares, or unless an exemption is available.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No contract or arrangement has been made with respect to the insuring or indemnification of Officers and Directors other than the provisions of Article XVI ("Indemnity") of the by-laws of the corporation.

                                    PART F/S

                        WESTNET COMMUNICATION GROUP, INC.

                            Randy Simpson C.P.A. P.C.
                            11775 South Nicklaus Road
                                Sandy, Utah 84092
                           Fax & Phone (801) 572-3009

                          Independent Auditors' Report

The Board of Directors and Stockholders of Westnet Communication Group, Inc.:

We have audited the accompanying balance sheets of Westnet Communication Group, Inc. (the Company) as of December 31, 1999 and and the related statements of operations, stockholders' equity, and cash flows for the period from inception (October 14, 1999) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above mentioned financial statements fairly present, in all material respects, the financial position of Westnet Communication Group, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the period from inception (October 14, 1999) through December 31, 1999, in conformity with generally accepted accounting principles.

                                                   /s/ Randy Simpson
                                                  ----------------------------
                                                  RANDY SIMPSON, CPA
                                                  A Professional Corporation

May 23, 2000
Sandy, Utah

                        WESTNET COMMUNICATION GROUP, INC.
                                 BALANCE SHEETS

                                December 31, 1999

                                                   Dec. 31
                                                     1999
                                                     ----

    ASSETS

Cash  .........................................   $  55,000
                                                  ---------

   Total Current Assets  ......................      55,000

Organizational Costs ..........................         750
                                                  ---------
   TOTAL ASSETS  ..............................   $  55,750
                                                  =========

   LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)


                                                  ---------
   TOTAL CURRENT LIABILITIES                      $      -

Common Stock, $.001 par value;
Authorized 25,000,000, issued and
outstanding 1,750,000 shares on
December 31, 1999 .............................       1,750

Paid in Capital  ..............................      67,750

Accumulated Deficit ...........................    ( 13,750)
                                                  ---------
      Total Stockholders' Equity (Deficit) ....      55,750

      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY (DEFICIT) ..........   $  55,750
                                                  =========



               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                        WESTNET COMMUNICATION GROUP, INC.
                             STATEMENT OF OPERATIONS

                                    Inception through
                                      Dec. 31, 1999
                                      -------------

Revenues ...........................    $       --
Expenses ...........................         13,750
                                        -----------
  Total Expenses ...................         13,750
                                        -----------
      NET LOSS .....................    $   (13,750)
                                        ===========

Weighted Average Shares

  Common Stock Outstanding .........      1,750,000

      NET LOSS PER COMMON SHARE ....    $     (0.01)
                                        ===========



               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

                        WESTNET COMMUNICATION GROUP, INC.
                             STATEMENT OF CASH FLOWS

                                                    October 14,1999
                                                            Through
                                                   December 31,1999

   Cash flows used in operating activities:

Net Loss ..............................................  $ (13,750)
Common Stock issued for expenses ......................      4,500
Changes to operating assets and liabilities:                     -
                                                         ----------
Cash flows used in operating activities ...............     (9,250)

   Cash flows used in investing activities:
Organizational costs incurred .........................       (750)
                                                         ----------
  Cash flows used in investing activities
 ...............                                              (750)

   Cash flows from financing activities:
Common stock issued for cash ..........................     65,000
                                                         ----------
   Cash flows from financing activities ...............     65,000

Net increase in cash ..................................     55,000
                                                         ----------
   Cash at beginning of period ........................          -
                                                           --------
   Cash at end of period ..............................   $ 55,000
                                                           ========


               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

                        WESTNET COMMUNICATION GROUP, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY

             From Inception (October 14, 1999) to December 10, 1999

                           Common    Common
                                Stock     Stock   Paid-in  Accumulated  Total
                               Shares    Amount   Capital   Deficit     Equity
                              ------     ------   ------    ------      ------

Balances At October 14, 1999     -      $   -    $   -     $    -      $   -

Founders shares issued for
services valued at $0.01 per  450,000      450     4,050                4,500
share

Common stock issued for cash
at $0.05 per share          1,300,000    1,300    63,700               65,000

Net loss for the period from
inception (October 14,1999)
through December 31,1999                                    (13,750)  (13,750)

Balances December 31,1999   1,750,000    $1,750  $67,750   $(13,750) $ 55,750
                            ==========    ======  ======   ========   ========




               See Accompanying Notes to the Financial Statements


















                        WESTNET COMMUNICATION GROUP, INC.

              Notes to Financial Statements as of December 10, 1999

These financial statements reflect the transactions of Westnet Communication Group, Inc. (the Company) from inception (October 14, 1999) through December 10, 1999. The Company was organized in Nevada. In the opinion of management, all adjustments necessary for a fair presentation of results of operations have been made to the financial statements. Results of operations from inception (October 14, 1999) through December 31, 1999 are not necessarily indicative of results of operations for a full year. The Company had not commenced operations as of December 22, 1999.

Organizational costs will be amortized to expense on the straight line method over 5 years, starting in the year 2000.

                                   PART III


ITEM 1.  INDEX TO EXHIBITS


 Articles of Incorporation
 and By-laws previously filed.

Material Contracts previously filed.







                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    WESTNET COMMUNICATION
                                                    GROUP, INC.

Date  2/17/00                                       By /s/ Elizabeth Sanders
- ---------------------                               -------------------------
                                                    Elizabeth Sanders, President